October 27, 2005



Mr. Jimmy D. Wright
Chief Financial Officer
Westside Energy Corporation
4400 Post Oak Parkway, Suite 2530
Houston, Texas  77027


	Re:	Westside Energy Corporation
		Form 10-KSB for Fiscal Year Ended December 31, 2004 Filed March 28, 2005, as amended
		Forms 10-QSB for Fiscal Quarters Ended
      March 31, 2005 and June 30, 2005
      Filed May 16, 2005 and August 9, 2005, as amended
      Response Letter Dated October 11, 2005
		File No. 1-32533

		Post-Effective Amendment No. 1 to Form SB-2
		Filed October 11, 2005
		File No. 333-120659


Dear Mr. Wright:

      We have reviewed your filings and response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.


Form 10-KSB for the Fiscal Year Ended December 31, 2004, as amended

Controls and Procedures, page 3

1. We understand from your expanded controls and procedures disclosures that there has been an inherent lack of segregation of duties due to the limited number of employees engaged in the authorization, recording, processing and reporting of transactions.
Please further expand your disclosure to clarify whether management deems this matter to be a material weakness. If it is not a material weakness, please explain the nature of the circumstance in terms defined by the PCAOB to enable investors to better understand the impact this circumstance has on the effectiveness on your disclosure controls and procedures.

2. In light of the fact that there has been an inherent lack of segregation of duties, please disclose in reasonable detail the basis for officers` conclusions that the company`s disclosure controls and procedures were nonetheless effective as of the end of the period covered by the report.

3. We note your disclosure that "there have been no significant changes in [your] internal controls or in other factors that could significantly affect the internal controls subsequent to the date [you] completed [your] evaluation." Confirm to us with respect to this filing and revise to state clearly, if correct, that there were no changes in your internal control over financial reporting that occurred subsequent to the date of their last evaluation that materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(c)
of Regulation S-B.  See also paragraph 4(d) of Regulation S-B,
Item
601, Exhibit 31.

Statements of Changes in Stockholders` Equity (Deficit), page F-4

4. We note from your response to prior comment number one that there was no change in the common stock amount pertaining to the 10,000 shares issued because the transaction was accounted for as a debit to additional paid in capital and a credit to common stock. Please explain in more detail the nature of the activity that gave rise to this transaction. Also, clarify the meaning of your statement that
"the impact of this transaction is to reduce the proceeds received from the fundraising."

5. We understand from your response to prior comment number one that under your current presentation, transactions accounted for as a debit to additional paid in capital and a credit to common stock result in an amount of zero being reflected in the common stock amount column. Please consider revising the presentation of your statement of changes in stockholders` equity to include a column for additional paid in capital to facilitate the separate presentation of the common stock and additional paid in capital amounts for each line item.

Note 1. Summary of Significant Accounting Policies, page F-6

Revenue Recognition, page F-6

6. We note your disclosure provided in response to prior comment number two. Please further expand your accounting policy for revenue recognition to specifically address each of the criteria identified in SAB Topic 13 required for revenue to be recognized for US GAAP.

Oil and Gas Properties, page F-6

7. We understand from your response to prior comment number five that you capitalize as developmental costs 3-D seismic survey costs that are directly associated with specific acreage to which proved reserves have already been assigned at the time that the costs are incurred. Please address each of the following:

* Please explain how you account for 3-D seismic costs subsequent to the time that it is initially capitalized.

* Please explain in greater detail how this data is used at your production wells, development wells and exploration wells.

* Please clarify how you have defined a development well.

* Please clarify whether or not the 3-D seismic data relates to or covers areas with unproved acreage.

Note 2. Concentration of Credit Risk, page F-8

8. We note your response to prior comment number six. Please provide additional details such that the substance of the transaction is clear. In your response, clarify the rights and obligations of the parties involved and identify the specifics of the agreement that qualifies it as a reverse repurchase agreement as opposed to an ordinary cash investment. Cite any applicable accounting literature in your response under which you determined it appropriate to treat the transaction as a cash equivalent.

Exhibit 31.01

9. We note the certifications you provide appear to be inconsistent with the requirements of Item 601(b)(31) of Regulation S-B. As such, it appears you may need to revise the language of paragraphs 4, 4(a),
4(b), 4(c), 5, 5(a) and 5(b) of the certifications.

Form 10-QSB for the Fiscal Quarter Ended June 30, 2005, as amended

Controls and Procedures, page 17

10. We understand that you restated your financial statements for the quarterly period ended June 30, 2005 because you determined that one seismic transaction for $337,627 had been incorrectly recorded. Please expand your discussion to indicate whether or not management believes the controls and procedures currently in place failed to identify this error. In light of the situation, disclose in reasonable detail the basis for officers` conclusions that the company`s disclosure controls and procedures were nonetheless effective as of the quarterly period ended June 30, 2005 and the fiscal year ended December 31, 2004.

Post-Effective Amendment No. 1 to Form SB-2

General

11. Please note that we have limited our review of your Post-Effective Amendment No. 1 to Form SB-2 filed on October 11, 2005 to compliance with our comments issued on your Form 10-KSB for the year ended December 31, 2004. We will not be in a position to declare the
Post-Effective Amendment effective until all comments have been addressed.

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Regina Balderas at (202) 551-3722 or Jill
Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters.
Please contact Jason Wynn at (202) 551-3756 with any other questions.
Direct all correspondence to the following ZIP code:  20549-7010.

								Sincerely,



								Jill S. Davis
								Branch Chief


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Mr. Jimmy D. Wright
Westside Energy Corporation
October 27, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010